Minco Gold Corporation

(Formerly Minco Mining & Metals Corporation)

Management’s Discussion and Analysis

For the Period Ended March 31, 2008

This management’s discussion and analysis (“MD&A”), dated May 14, 2008 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended March 31, 2008 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2007. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2007 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Gold Corporation (“Minco Gold” – formerly Minco Mining & Metals Corporation), referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese government entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

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Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco”), and its interests in the Longnan, Jinniusan and Xiaoshan projects, incorporated in the People’s Republic of China; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

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Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

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up to 51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)  - holding company for the Changkeng Gold project;

•

up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

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70% of a joint venture company formed and known as Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco JV”) - holding company for the Xiaoshan Gold project; and

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up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

•

Equity interests – 41.59% equity interest in Minco Silver Corporation (“Minco Silver”).

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2007 1st quarter average	6.6340	0.8537
March 31, 2007	6.6996	0.8655
2007 average	7.1192	0.9356
December 31, 2007	7.4557	1.0194
2008 1st quarter average	7.1447	0.9961
March 31, 2008	6.8700	0.9783

Company’s Operations

The following is a discussion of the current plans for the properties and projects that Minco Gold holds directly and through its subsidiaries. Please refer to the AIF and MD&A for the year ended December 31, 2007, available on SEDAR and accessible at www.sedar.com, for historical information on these properties.

Minco Gold

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract signed in 2004, Minco Gold and its partners were to form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.9 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Gold was to contribute 51 million RMB (approximately $7.6 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

On February 8, 2007, Minco China, Minco Gold’s wholly owned subsidiary, signed a joint venture agreement with three other Chinese partners to form a joint venture company called Guangzhou Mingzhong Mining Co. Ltd. (“Mingzhong JV”). The terms and conditions of the JV are similar to those of the Jinli JV.  The Mingzhong JV received its business license on March 30, 2007.

Under the terms of the JV agreement, Minco China has the right to earn a 51% equity interest in Changkeng with a total contribution of RMB 51 million (approx. US $7.1 million). The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in the Mingzhong JV.

The Mingzhong JV signed a purchase agreement in 2007 to buy a 100% interest in the exploration permit (the “Changkeng Exploration Permit”) on the Changkeng Gold Property from 757 Geo-Exploration Team of Guangdong Geological Exploration Bureau (“757 Exploration Team”).  Total purchase price (the “Purchase Price”) is appraised to be RMB 49 million (approx. US $6.8 million), payable in three installments within two years. The Ministry of Land and Resources of China has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Exploration Team to the Mingzhong JV.

The Company can now proceed with an exploration program on the Changkeng Gold Project with the granting of the business license and the transfer of the Changkeng Exploration Permit.

In 2006, the implementation of the proposed comprehensive exploration program was delayed because the government approval procedures for the Mingzhong JV had not been finalized as expected. Instead of the proposed 10,000 meter drilling program, Minco Gold and its JV partners drilled two holes, ZK0103 and ZK0807, to meet the minimum expenditure requirement at Changkeng.  The results of that limited program generally confirm the previous results

Exploration plan for 2008

An extensive exploration program has been approved by the board of directors of the Mingzhong JV. The general objective of the exploration program is to upgrade the gold resource estimate to meet the minimum requirements of the Chinese government for application of a mining permit.

The current exploration program consists of 15,000 metres of drilling, investigation of the mined-out area, metallurgical testing and hydrogeological, geotechnical and environmental studies. The program was initiated in April 2008 and is expected to be completed by the end of December 2008.  Following the completion of the drill program, an updated resource estimate will be completed and an Exploration Report will be completed for National permitting requirements.  These studies will be combined and used as the basis for completing an independent Preliminary Economic Assessment (PEA) on the project.

Currently BGRIMM (Beijing General Research Institute of Mining & Metallurgy) located in Beijing, China has commenced metallurgical studies on a bulk sample of the Changkeng mineralization.  These results will be used for the PEA.

As of April 30, 2008, 1,381 meters of diamond drilling have been completed.  All results are pending.

Gobi Gold Project

Minco Gold has earned a 63% interest in the Damo JV by spending approximately $1.7 million up to December 31, 2007, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

In 2007, trenching and drilling were conducted to the west extension of the known gold mineralization zone. The drilling program was primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program. Multilayer mineralization zones were intersected in all five completed holes. Width of each individual zone is from 1 metre to more than 20 metres and grade of gold is from 0.6g/t to 2.45g/t.

Exploration Plan for 2008

Exploration activities will be focused on 1) drilling the southwest extension and 2) mapping, trenching, of the northeast extension of the Zhula Mine.  Field programs are expected to commence in May.

BYC Gold Project

In 2002, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The Company received 500,000 common shares in the capital stock of New Cantech and agreed to spend 12 million RMB (approximately $1.8 million) in exploration over three years.

On September 28, 2006, New Cantech notified the Company that it did not want to proceed with the option, and the two parties signed a termination agreement on October 3, 2006 after New Cantech had spent approximately $780,000 on the property. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

An exploration program in 2007 consisted of detailed structural mapping by an experienced structural specialist to identify structural controls on gold mineralization. Structural targets were to be further tested by surface trenching.

A systematic sampling and mapping program on the previously abandoned mining pits within the exploration permit was carried out by Minco geologists in July 2007. A detailed discovery-oriented study on structural geology of the property was conducted by a consulting structural geologist in September 2007.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China Craton. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase- amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. Mineralized veins occur as thin veins in structural cataclastic belts and mainly controlled by NW- and NNW-trending faults. Seven gold and silver veins have been identified on surface in the Dafangshan area. Mineralized veins occur as thin structural veins within cataclastic alteration zones which are controlled by NW-, NE- and EW-trending faults.

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd.

An exploration program was proposed by the JV and exploration activities for Phase I program consisted of underground tunneling and a comprehensive surface investigation consisting of mapping and sampling.

An exploration program consisting of surface mapping and test drilling was approved by the JV board over the two exploration permits and the major structural zone where a massive sulfide has been detected in illegal mining adits. The field work of the mapping program was completed in July 2007. A drilling program of seven drill holes was designed to test the dip and strike extensions of the massive sulfide zone detected in the near-surface tunnels along the major structural zone within the Huluyu exploration permit.  The drilling program was initiated on October 22, 2007.

Plans for 2008 include completing the drill program and analyzing the results.

Minco China

Gold Bull Mountain Gold Project

The Company established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company paid a total of RMB 2,546,652 (approximately $358,400), which included a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Jinniusan mining licensed area. The acquisition price was RMB 6,000,000 (approximately $847,000) which has been paid in full.

A business license for mineral exploration, mining and smelting was granted to Yuanling Minco by the relevant government branch of local government and it is valid for 30 years. As of August 25, 2006. Yuanling Minco had acquired a mining permit of 0.178 km2 and an exploration permit of 16.78 km2 over the significant Gold Bull Mountain gold mineralization belt in Yuanling county, Hunan province. The mining permit was transferred to Yuanling Minco from the former state-owned Gold Bull Mountain gold mine with a payment by Yuanling Minco of RMB 1 million for the mining permit and the equipment and facilities attached to it. The exploration permit was acquired by taking over a private mining company which holds the exploration permit for the adjacent area of the Gold Bull Mountain gold mine at a cost of RMB 6 million. The current exploration and mining permits are valid until the middle of 2009 and renewable thereafter. Yuanling Minco and its mining and exploration permits are now totally controlled by Minco Gold.

The Gold Bull Mountain property is located in Yuanling county, Hunan province and is connected to the Yuanling county town by a 40 kilometer paved road and a 30 kilometer gravel road. The topography is characterized with northeast trending low rolling hills from 92 to 232 meters above sea level with a height difference from 100 to 140 meters. Water and power supply is sufficient for future mine production and exploration in the area.

The Gold Bull Mountain gold mineralization belt is located at the northeast section of the Xuefeng (Snow Mountain) metallogenic belt which hosts the most important gold and antimony deposits in the west and southwest Hunan province. The northeast trending Gold Bull Mountain gold mineralization belt is about 6 kilometers to the northwest direction of the large-sized Xiangxi Gold-Antimony-Tunston mine which occurs in a parallel mineralization zone.

Exploration Programs in 2006

Since August 2006, Minco Gold geologists have carried out a comprehensive investigation program consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit and a reconnaissance investigation over the exploration permit. Investigation was focused on Zone II and four major veins within the central section were identified. The total strike length of the recognizable major vein zone is about 350 meters within the area of the mining permit. The average grade of the 71 channel samples is 9.87g/t with an average thickness of 0.7 meters.

Exploration in 2007

The major objective of exploration activities in 2007 was to further delineate and expand the gold resource within the Gold Bull Mountain mining permit and to evaluate exploration potential within the exploration permit proposed. Exploration programs consisted of:

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Underground development and 80mX50m grid drilling to delineate the mineable gold reserve from level 150m to level -100m within the mining permit;

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Sketch mapping program over the Gold Bull Mountain exploration permit, investigating and sampling all the available mine openings, trenches, and prospect pits; rehabilitating the most interesting mine workings; trenching over the geologically favorable sections identified in the mapping program.

Minco expected a successful resource definition within the mining permit by underground mapping and drilling. However, almost all the assay data of gold from the drill core samples is uneconomic although quartz veinlets were intersected in most of the completed holes. One of the major reasons for the poor results may be the nugget effect which can influence the effectiveness of a drill core sampling program. Therefore, Minco decided to terminate the drilling program in mid April after 3000 meters was drilled and shifted the exploration focus to underground tunneling and mapping for a better understanding of the distribution of gold mineralization within the mining permit and its adjacent area.

The revised exploration program included (1) a soil geochemical sampling program over the adjacent areas of the Gold Bull Mountain mining permit; (2) a 495m drifting and crosscutting program within the Gold Bull Mountain mining permit; (3) a 280m test tunneling program near Line 49 to the SW extension of the mining permit; and (4) a test drilling program at Line 1 to evaluate the mineralization potential in Proterozoic slate which outcropped in the northeast extension of the mining permit.

The geochemical soil sampling program was completed in September 2007 and the test drilling program was completed in early October 2007. A comprehensive data research on the two programs is being conducted by Minco geologists and a proposal for further exploration in the exploration permit will be worked out. The underground development at Levels 112 and 87 are still in progress.

Exploration Plans for 2008

Plans for 2008 include completing the underground development work on levels 87 and 47 and progress to initiating pilot production.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

 Exploration program in 2006:

Up to middle December, 2006, three phases of exploration programs were completed in the Longnan project area.

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Phase I Program:

Ten of the most significant multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as Phase I program in 2006. The Phase I program was focused on the reconnaissance investigation of the availability of favourable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1,100 km2 project area. Field work at this stage included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages.

Significant evidence of gold, silver, antimony, lead and zinc mineralization were discovered in all the three sub-project areas.

•

Phase II Program:

The Phase II program at Longnan project area was initiated in early June 2006 on the basis of the results and discoveries from the Phase I program. The Phase II program focused on the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrences was discovered in Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with  stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It was discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width and contains 1 to 7.3g/t Au. The mineralization zone can be traced for about 1,000 meters along strike in the Yuezhao area. Peak values of 0.1 to 0.7g/t Au were detected in quite a few soil samples in the Yangshanli survey area.

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Phase III Program:

The Phase III program was organised in September 2006 and included (1) 110 km2 drainage soil sampling at density of about 50 samples per square kilometres in the Yangshan, Yejiaba and Xicheng East sub-project areas, (2) 24km2 grid soil sampling at density of 125 samples per square kilometre and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas, and (3) detailed mapping, trenching and sampling at the Yuezhao gold occurrence and the Yangshanli multi-element geochemical anomaly at the Yangshan sub-project area.

Two mineralized zones, ZT-1 of 840m in length and ZT-2 of 400m in length, were delineated by surface trenching over the south zone at the south mineralization zone of the Yuezhao occurrence. Intersections of gold mineralization in trenches varied from 1.4g/t to 10.6g/t Au in grade and from 0.89m to 7.13m in width.

Nine composite Au-As-Sb-Ag anomalies were delineated in the Yangshanli area and peak values from 0.1 to 0.8g/t Au were detected in soil samples in most of these soil anomalies. Five alteration and mineralization zones characterized with structural breccia, chloritization, silification, pyritization and limonitization and anomalous gold from 0.1 to 0.65g/t Au in silty phyllite and phyllite were detected within the delineated gold anomalies. Preliminary following up for the area where peak value of 0.8g/t Au was detected in soil has defined an alteration zone of 400 meters in length and more than 10 meters in width. A gold mineralization zone of 200m in length and 1 to 2m in width with grade from 1 to 3g/t Au was further delineated within the alteration zone.

In the Chachashi area of the Xicheng East sub-project area, a significant anomalous zone of 1000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone. Twelve soil samples within the anomaly contain 5 to 15g/t Ag and 0.1% Pb and Zn.

Exploration in 2007

An aggressive trenching and drilling program was proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the significant stream sediment anomalies will also be continued over all three sub-project areas.

Yuezhao:

A 2,500m test drilling program was proposed for the Yuezhao area where gold mineralization was defined with surface trenching in 2006. The first six holes were designed to test the dip extension and the strike continuity of gold mineralization at depth. The drilling program was initiated in early May 2007 and was completed in early August 2007. Six drill holes with a total footage of 1,762 meters were drilled along the strike of the surface mineralization zone. The potential mineralized target horizon was intersected within each drill hole with four of the six holes returning assays for gold.

Three mineralized bodies have been delineated at surface by trenching. Mineralized Zone I-1 is controlled for 400m by trenching from exploration lines 7 to 24 and was intersected in ZK0-1 at depth of 160m. Mineralized zone I-2 un-continuously distributed for 500m at surface between exploration lines 7 and 32 and has not been intersected in completed holes. Mineralized zone I-3 is located to the east of Line 68 and remains untested at depth. Gold mineralization from 1 to 3m in width was intersected in five holes and shows an obvious pinch-out pattern at depth. Average grade of the mineralization zones at depth is about 1g/t Au.

Yangshanli:

Yangshanli area has very strong anomalies of Au, As, Sb in stream sediments and soils and the favourable geological conditions. Trenching and mapping were conducted over the major alteration zones identified in the sketch mapping program in late 2006 in the first half of 2007. A major EW-trending mineralization zone (not the only one) of 1,600m in length has been revealed by 11 irregularly distributed trenches in phyllite sequence. Although bedrock has not been reached in some of the trenches, obvious mineralization has been detected in several trenches A sampling program with a shallow rig is in progress to collect the weathered bedrock samples beneath the soil overburden along the mineralization zone. By the end of September 2007, 171 shallow holes with depth from three to seven metres were drilled and bedrock samples were collected from these holes. Drilling targets will be delineated after the surface exploration program at Yangshanli area.

Xicheng East:

A preliminary reconnaissance investigation on the two strong silver anomalies at the Jiangjungou and the Xiaodonggou areas was carried out by Minco geologists in April 2007. In mid September 2007, a sketch mapping and traverse line investigation program was initiated at the Caopingshan area where significant geochemical Au and Ag anomalies were detected in stream sediment and soil samples.

Five historical mining pits were recognised and a mineralization zone characterised with strong silification and brecciation was seen within thick metamorphosed quartz sandstone in the Jiangjungou area. The observed width of the zone is from 0.05 to 0.3m. Nine grab samples were collected and two of them contain 86g/t Ag and 136g/t Ag respectively.

A site visit was made to the Xiaodonggou area. There are quite a few historical and modern mining activities in the area. An EW-trending mineralization zone has been recognised in the sericite schist and galena and sphalerite occurred as veinlets and stockworks in the ore zone. Two grab samples returned 160g/t and 615g/t Ag, 5.24% and 25.44% Pb, and 9.79% and 13.62% Zn respectively.

Exploration programs as mentioned above have resulted in the following discoveries:

Yangshanli Gold Occurrences: eight structurally controlled alteration and mineralization zones have been identified within the largest and strongest composite anomaly of Au, As, Sb and Ag at the central section of the Yangshan Project Area. Individual zone ranges from several hundreds to more than 1800 meters in length. Average grade of gold mineralization intersected in trenches is from 0.3 to 1.03g/t and width of mineralization zones varies from 4 to 13.5 meters. Significant intersections include 1.02g/t Au over 7m, 0.79g/t Au over 10.3m, and 0.5g/t Au over 10.9m.

Miaogou Ag-Pb-Zn Occurrences: Artisan mining tunnels and pits have been seen within very strong soil silver anomalies at the east section of the Xicheng East Project area. Individual veins range from 0.2 to 1m. Two grab samples returned 0.2 and 0.24g/t Au, 160 and 615g/t Ag, 5.24 and 25.44% Pb, 9.79 and 13.62% Zn, respectively.

Shiaigou Pb-Zn-Ag Occurrence: Five Pb-Zn mineralization zones discovered in Devonian sandy slate in the Xicheng East sub-project area. Individual vein is from 0.2 to 0.6m in width and 200 to 270m in length. Grab samples returned 0.11-6.31% Pb, 4.39-25.8% Zn and 39-58g/t Ag.

Exploration plan for 2008

Exploration focus in 2008 will consist of the following:

1.

Detailed mapping, IP survey and test drilling at the Yangshanli and adjacent areas in the Yangshan Sub-project area;

2.

Detailed mapping, trenching, and soil sampling in the Chengjiagou, Shiaigou, and Miaogou occurrences at the Xicheng East Sub-project area to generate targets for test drilling;

3.

Reconnaissance investigation at some geologically favourable areas at the Yangshan, the Yejiaba and the Xicheng East Sub-project areas.

In March Minco’s field crew commenced reconnaissance work at Hemjiawan which is geologically similar to the Anba deposit.  Work consisted of mapping, trenching and sampling.  A structural and alteration zone was identified and 54 chip samples collected and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au.  The gold mineralization is mainly associated with dark grey phyllite and granite dykes.

Minco Base Metals

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. As of November 15, 2007 Minco Gold’s interest in the White Silver Mountain project was transferred to Minco Base Metals Corp. and spun out to shareholders at that time.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which has been assigned to Minco Base Metals. Minco Gold had a 61% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and, therefore, the Company will not require extensive capital expenditures and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.

The White Silver Mountain Property is a “massive sulphide” deposit containing important values of copper, zinc and lead with gold and silver values.

The formal Exploration report in accordance with the official technical requirements of the Chinese government was prepared and accepted by the Ministry of Land and Resources.

Investment in Minco Silver Corporation

The Company owns 13,000,000 common shares (representing 41.59%) of Minco Silver that was acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

Prior to November 17, 2006, the Company owned the majority of the shares of Minco silver and, therefore, consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis and as a result the following assets and liabilities were deconsolidated at that date: current assets of $5,786,000 (including cash of $6,539 and short term investments of $5,578,000); property and equipment of $80,000; current liabilities of $1,175,000 and non-controlling interest of $2,985,000.  Please refer to the AIF and MD&A of Minco Silver for the year ended December 31, 2007, available on SEDAR and accessible at www.sedar.com, for further information on Minco Silver and its properties.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	March 31, 2008	December 31, 2007
Investment in Minco Silver Corporation on an equity basis	$ 2,266,192	$ 3,079,412

Market value of Minco Silver shares	44,850,000	$38,740,000

As of March 31, 2008, Minco Silver had current assets of $19,037,000, property and equipment of $240,000, current liabilities of $7,388,000 and shareholders equity of $11,889,000. During the first three months ended March 31, 2008, Minco Silver incurred exploration costs of $1,843,000, administration costs of $675,000 and a loss of $2,391,000, resulting in an equity loss of $994,000 for the Company.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

Gross exploration costs totaled $1,768,000 for the three months ended March 31, 2008 compared to $653,000 in 2007. There were no cost recoveries for the three month period ended March 31, 2008 (2007 - $nil) and $1,368,000 was spent on the Changkeng Exploration Permit (2007 - $nil).

Three Months Ended
March 31,
	2008	2007
Currently active properties:
Gansu
- Minco-Qinqi (formerly West Extension of Yangshan)	$ -	$ 892
- Yangshan (Anba)	2,344	549
- Longnan	114,327	219,837
Inner Mongolia
- Gobi Gold	32,083	2,420
- BYC	3,263	6,820
Guangdong
- Changkeng	1,411,950	10,958
Hunan
- Gold Bull Mountain	30,750	411,953
Henan
- Xiaoshan	173,359	-
Total	1,768,076	653,429
Exploration cost recoveries	-	-
Expensed exploration permits	(1,368,426)	-
Expensed exploration costs	(399,650)	(653,429)
Capitalized mining permit costs	$ -	$ -

The increase in exploration costs is due to the spending on the Changkeng Exploration Permit purchased in 2008, partially offset by less field work conducted on the Longnan Properties, less underground development on the Gold Bull Mountain Properties Details of the expenditures incurred on the properties are as follows:

	Three months ended March 31, 2008	Three months ended March 31, 2007
Gansu – Yangshan (Anba)

Consulting fees	$ 2,344	$ 2,813
Labor costs	-	2,952
Other exploration costs	-	-
Total	$ 2,344	$ 5,765
Gansu – Minco-Qinqi
(formerly West Extension of Yangshan)

Consulting fees	$ -	$ -
Labor costs	-	-
Other exploration costs	-	(21)
Total	$ -	$ (21)
Gansu – Longnan

Consulting fees	$ 45,361	$ 24,080
Geology and geochemistry	-	72,782
Labor costs	34,669	37,590
Other exploration costs	34,296	25,165
Total	$ 114,327	$ 159,617

	Three months ended March 31, 2008	Three months ended March 31, 2007
Inner Mongolia – Gobi Gold

Consulting fees	$ 10,229	$ 16,221
Geology and drilling	10,968	1,418
Labor costs	7,439	11,035
Other exploration costs	3,446	11,014
Total	$ 32,083	$ 39,688

Inner Mongolia – BYC

Drilling and geology	$ -	$ -
Labor costs	1,864	7,172
Consulting fees	469	2,100
Other exploration costs	931	3,890
Exploration costs recoveries	-	-
Total	$ 3,263	$ 13,162

Guangdong – Changkeng

Consulting fees	$ 24,183	$ 10,369
Drilling and geology	8,468	15,296
Labor costs	-	275
Other exploration costs	10,874	8,811
Exploration permit	1,368,426	-
Total	$ 1,411,951	$ 34,751
Hunan- Gold Bull Mountain

Consulting fees	$ 4,125	$ 21,904
Drilling and geology	7,471	87,035
Labor costs	-	-
Other exploration costs	19,154	1,981
Total	$ 30,750	$ 110,920
Henan - Xiaoshan

Consulting fees	$ 11,438	$ 9,600
Drilling and geology	134,338	35,933
Labor costs	12,572	5,528
Other exploration costs	15,012	18,987
Total	$ 173,359	$ 70,048

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the three-month period ended March 31, 2008, the Company spent a total of $896,000 on administrative expenses compared to $893,000 in the same period of 2007.

Significant changes in expenses are as follows:

•

The Company realized a foreign exchange gain of $101,000, as compared to a gain of $60,000 in the same period of 2007.

•

The Company recorded stock based compensation in the three-month period ended March 31, 2008 of $419,000 compared to $389,000 in the comparative period. The increase was attributable to the fact that the Company has a higher amount of stock options outstanding during this period.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the three-month period ended March 31, 2008 were $174,000, compared to $207,000 in the same period of 2007.  The amount decreased due to a decrease in employees.

•

The Company incurred investor relations expense of $148,000 in the three-month period ended March 31, 2008 compared to $109,000 in the same period of 2007. The amount increased due to a higher level of investor relation activity.

In the three-month period ended March 31, 2008, the Company did not grant stock options to employees and consultants.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees.

In the three months ended March 31, 2008, interest and sundry income was $61,000 compared to $89,000 in the comparative period. The decrease was mainly due to a lower balance on deposit.

Financial Position

Since the Company’s last year end on December 31, 2007, its total assets have increased from $16,747,000 to $17,404,000 at March 31, 2008.  None of the components of total assets have changed significantly in that period other than some of the short-term investments were converted to cash and used to fund operations and the Equity Investment in Minco Silver decreased due to the Company’s equity loss in the operations of Minco Silver.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2008		2007		2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest and sundry income	$ 62,112	$ 54,374	$ 82,349	$80,586	$ 89,510	$ 173,201	$ 179,545	$ 194,884
Net income (loss)-as reported	(3,350,924)	(311,368)	(2,880,632)	(2,403,260)	(1,984,971)	2,506,835	(2,170,137)	(963,757)
Net income (loss)-as restated (1)	-	-	-	-	-	(3,078,835)	(2,170,137)	(1,280,757)
Net income (loss) per share – basic and diluted-as reported	(0.08)	(0.01)	(0.07)	(0.06)	(0.05)	0.06	(0.05)	(0.02)
Net income (loss) per share – basic and diluted-as restated	-	-	-	-	-	0.07	(0.05)	(0.02)

During the most recent eight quarters, the Company had no extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the first quarter of 2008, the Company spent $1,368,000 on the Changkeng Exploration Permit.  There were no further sales of Minco Silver shares.

In the fourth quarter of 2007, the Company recorded a gain on the sale of 1,000,000 Minco Silver shares of $2,978,000. This is the main contributor to the increase in earnings in the fourth quarter of 2007.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

In the fourth quarter of 2006, the loss increased compared to the same period of 2005,  due primarily to more exploration activities, especially on the Gold Bull Mountain, Fuwan and Longnan projects. The increased loss was also due to the increase of stock based compensation from $78,000 in the fourth quarter of 2005 to $1,018,000 in the same period of this year.

In the first three quarters of 2006, the loss reflected drilling activities and higher administrative costs following Minco Silver’s public listing and Minco China Gansu branch’s setup.

In the third quarter of 2006, the Company’s losses were increased, which were mainly due to more exploration activities on Fuwan silver project and Longnan project and the acquisition of Gold Bull Mountain extension exploration permits. $494,000 and $74,000 exploration costs were spent on Fuwan project and Longnan projects, respectively, and $852,000 was paid to get the exploration permits on the Gold Bull Mountain extension.

Compared to the same period of last year, in the third quarter of 2006, the Company also undertook more investor relations initiatives for both Minco Gold and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

Operating Activities

In the first quarter of 2008, the Company used cash of $955,000 to support operating activities compared to $1,202,000 in the same period of 2007.  The net loss in this quarter was $3,351,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $21,000, stock-based compensation of $419,000, the equity loss on the investment in Minco Silver of $994,000 and the dilution gain of $181,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $1,208,000.

Financing Activities

In the first quarter of 2008, the Company generated $435,000 from financing activities, through an increase in cash contributed by the non-controlling interest in the Mingzhong JV (2007 - $nil).

Investing Activities

In first quarter of 2008, the Company generated $3,273,000 from investing activities compared to cash generated of $4,068,000 in the same period of 2007. In the current quarter, $3,593,000 was generated from short-term investments and was subsequently used to fund the Company’s activities. The Company also spent $1,000 to purchase new equipment and capital assets and net advanced $319,000 to Minco Silver for the funding of activities on behalf of Minco Silver.

Available Resources

The Company’s cash and short-term investment balance at March 31, 2008 amounted to $6,620,000.

Share Capital

Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.  As at March 31, 2008, all shares have been released from escrow.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,249,878, as follows:

2008	$ 277,216
2009	292,571
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,459
$ 2,249,878

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Gold is also conditionally committed to payments of up to $10,216,374 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years
Mingzhong (1)	7,423,580	3,711,790	3,711,790
Zhongjia (2)	2,620,087	-	2,620,087
Gobi Gold (3)	172,707	172,707	-
Total	$10,216,374	$3,884,497	$6,331,877

Notes:

(1)

Costs of exploration permits and investment commitments in accordance with the Mingzhong JV Contract dated February 8, 2007;

(2)

Costs of exploration permits and investment commitments in accordance with the Zhongjia Contract dated April 30, 2007;

(3)

A commitment of RMB 1,186,000 (approximately $ 173,000) to be paid on a Gobi Gold exploration program.

Transactions with Related Parties

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	Three Months Ended March 31
	2008	2007
Exploration costs	$ 20,625	$ 22,500
Management fees	3,750	-
Property investigation	938	5,625
Investor relations	2,812	-
Director's fees	9,500	19,500
	$ 37,625	$ 47,625

b.

As of March 31, 2008 receivables of $310,818 (December 31, 2007 - $239,260) are due from five companies related by two common directors.

At March 31, 2008, the Company also has $3,715,534 (December 31, 2007 - $1,929,893 due from) due to Minco Silver. The amount is unsecured, non-interest bearing and repayable on demand.

At March 31, 2008, Minco China also has a due from balance of $6,744,570 (December 31, 2007 – $4,639,788) from Minco Silver in relation to expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses paid by Minco China on behalf of Minco Silver. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

c.

In 2003, the Company entered into a letter agreement with New Cantech, which is related by one common director. Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 500,000 common shares. As of March 31, 2007, the Company has sold 80,000 common shares in the market, and there were 420,000 common shares in total holding by the Company.

On September 28, 2006, New Cantech notified the Company that it does not want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2007 audited financial statements. There has been no change to the Company’s accounting policies in the current period.

Financial Instruments and Other Instruments

Fair value - The fair values of receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

At the date of this MD&A, the Company has 43,033,051 common shares and 5,305,001 stock options outstanding, for a total of 48,338,052 fully diluted common shares outstanding.